Press Release
For Immediate Release
For Details Contact:                             40W267 Keslinger Road
Edward J. Richardson        Kathleen S. Dvorak            PO BOX 393
Chairman and CEO        EVP & CFO                LaFox, IL 60147-0393 USA
Phone: (630) 208-2340        (630) 208-2208                (630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS THIRD QUARTER FISCAL 2014 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND; INVESTS IN KEY INITIATIVES

LaFox, IL, April 9, 2014: Richardson Electronics, Ltd. (NASDAQ: RELL), today reported sales and earnings for its third quarter ended March 1, 2014. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.
Net sales for the third quarter of fiscal 2014 were $32.9 million, a 2.2% decrease compared to net sales of $33.6 million in the prior year. Sales for the company's EDG business were relatively flat while sales for Canvys were down 6.5%, compared to the prior year's quarter. Gross margin decreased to $9.7 million, or 29.3% of net sales during the third quarter of fiscal 2014, compared to $9.9 million, or 29.5% of net sales during fiscal 2013. Operating expenses were $10.5 million for the third quarter of fiscal 2014, compared to $9.3 million for the third quarter of fiscal 2013. Operating loss for the third quarter of fiscal 2014 was $0.9 million compared to operating income of $0.6 million for the third quarter of fiscal 2013.
Loss from continuing operations for the third quarter of fiscal 2014 was $0.1 million compared to income from continuing operations for the third quarter of fiscal 2013 of $0.6 million, or $0.04 per diluted common share.
“We remain committed to profit improvement with growth initiatives that allow us to leverage our global infrastructure.  While we are not satisfied with our current financial performance, we are pleased to see pockets of growth in key geographic areas and markets.  Sales in both the Asia and European regions improved versus the prior year.  In terms of key markets, we are seeing growth in industrial markets as well as the automotive markets which utilize laser cutting equipment,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

“We believe our fourth quarter sales should be in the range of $34 to $36 million. We continue to focus on acquisition targets, and to invest in key initiatives such as vacuum capacitors and our new product development team focused on microwave solutions. Both take advantage of our global infrastructure and provide significant opportunity for sustainable growth over the long term,” said Mr. Richardson.

FINANCIAL SUMMARY ─ THREE MONTHS ENDED MARCH 1, 2014

•	Net sales for the third quarter of fiscal 2014 were $32.9 million, down 2.2%, compared to net sales of $33.6 million during the third quarter of fiscal 2013.

•	Gross margin decreased to 29.3% during the third quarter of fiscal 2014 compared to 29.5% during last year's third quarter.

•	Selling, general, and administrative expenses increased to $10.5 million, or 32.0% of net sales for the third quarter of fiscal 2014 compared to $9.3 million for the third quarter of fiscal 2013, or

27.7% of net sales. Operating expenses during the third quarter of fiscal 2014 included approximately $0.4 million of expenses associated with evaluating potential acquisitions, $0.1 million for new product development costs, and $0.2 million of increased information technology expenses for a new system implementation.

•	Operating loss during the third quarter of fiscal 2014 was $0.9 million compared to operating income of $0.6 million for the third quarter of fiscal 2013.

•
Other income for the third quarter of fiscal 2014 was $0.7 million compared to expense of $0.2 million for the third quarter of fiscal 2013. Other income for the third quarter of fiscal 2014 included $0.4 million of proceeds from a class action lawsuit settlement.

•
Loss from continuing operations during the third quarter of fiscal 2014 was $0.1 million compared to income from continuing operations for the third quarter of fiscal 2013 of $0.6 million, or $0.04 per diluted common share.

•	Loss from discontinued operations, net of tax, was $0.4 million during the third quarter of fiscal 2014 compared to $0.2 million during the third quarter of fiscal 2013.

•	Net loss during the third quarter of fiscal 2014 was $0.5 million compared to net income of $0.4 million, or $0.03 per diluted common share, during the third quarter of fiscal 2013.

FINANCIAL SUMMARY – NINE MONTHS ENDED MARCH 1, 2014

•	Net sales for the first nine months of fiscal 2014 were $102.6 million, down 3.1%, compared to net sales of $105.9 million during the first nine months of fiscal 2013.

•	Gross margin increased to 30.1% during the first nine months of fiscal 2014 compared to 29.6% during the first nine months of fiscal 2013.

•
Selling, general, and administrative expenses increased to $31.1 million, or 30.3% of net sales, for the first nine months of fiscal 2014 compared to $29.7 million, or 28.0% of net sales, for the first nine months of fiscal 2013. Operating expenses during the nine months of fiscal 2014 included $0.8 million of expenses associated with evaluating potential acquisitions, $0.2 million for new product development costs, and $0.5 million of increased information technology expenses for a new system implementation.

•	Operating loss during the first nine months of fiscal 2014 was $0.2 million compared to operating income of $1.6 million during the first nine months of fiscal 2013.

•
Other income for the first nine months of fiscal 2014 was $3.3 million compared to other income of $0.3 million for the first nine months of fiscal 2013. Other income for the first nine months of fiscal 2014 included $2.5 million of proceeds from a class action lawsuit settlement.

•
Income from continuing operations during the first nine months of fiscal 2014 was $2.5 million, or $0.17 per diluted common share, versus $1.9 million, or $0.12 per diluted common share, during the first nine months of fiscal 2013.

•	Loss from discontinued operations, net of tax, was $0.5 million during the first nine months of fiscal 2014 and fiscal 2013.

•
Net income during the first nine months of fiscal 2014 was $2.0 million, or $0.13 per diluted common share, compared to net income of $1.4 million, or $0.09 per diluted common share, during the first nine months of fiscal 2013.

CASH DIVIDEND AND SHARE REPURCHASES
The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on May 23, 2014, to common stockholders of record on May 9, 2014.
“Cash and investments at the end of our third quarter were $132.2 million. As of today, the Company currently has 11.8 million outstanding shares of common stock and 2.2 million outstanding shares of Class B common stock. With our strong balance sheet, we are committed to returning value to our shareholders,” said Mr. Richardson.

CONFERENCE CALL INFORMATION
On Thursday, April 10, 2014, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company's third quarter results for fiscal 2014. A question and answer session will be included as part of the call's agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 13408790 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:59 p.m. CT on April 10, 2014, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 35522088.

FORWARD-LOOKING STATEMENTS
This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company's business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company's Annual Report on Form 10-K filed on July 26, 2013. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.
Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company's strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.
Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	Unaudited	Audited
	March 1, 2014	June 1, 2013
Assets
Current assets:
Cash and cash equivalents	$97,160	$102,002
Accounts receivable, less allowance of $1,106 and $1,092	20,026	18,268
Inventories	35,180	33,975
Prepaid expenses and other assets	1,319	1,155
Deferred income taxes	1,915	1,856
Income tax receivable	3,640	6,429
Investments—current	33,322	38,971
Discontinued operations—assets	148	303
Total current assets	192,710	202,959
Non-current assets:
Property, plant and equipment, net	6,541	5,073
Goodwill	1,668	1,519
Other intangibles	864	908
Non-current deferred income taxes	1,487	1,398
Investments—non-current	1,757	5,461
Total non-current assets	12,317	14,359
Total assets	$205,027	$217,318
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$11,248	$14,255
Accrued liabilities	7,428	9,566
Discontinued operations—liabilities	—	245
Total current liabilities	18,676	24,066
Non-current liabilities:
Long-term income tax liabilities	6,291	6,726
Other non-current liabilities	1,287	1,287
Discontinued operations—non-current liabilities	133	—
Total non-current liabilities	7,711	8,013
Total liabilities	26,387	32,079
Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 11,835 shares at March 1, 2014, and 12,263 shares at June 1, 2013	592	613
Class B common stock, convertible, $0.05 par value; issued 2,191 shares at March 1, 2014 and 2,491 shares at June 1, 2013	110	125
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	65,955	73,979
Common stock in treasury, at cost, 0 shares at March 1, 2014, and 9 shares at June 1, 2013	—	(105)
Retained earnings	101,263	101,816
Accumulated other comprehensive income	10,720	8,811
Total stockholders’ equity	178,640	185,239
Total liabilities and stockholders’ equity	$205,027	$217,318

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Comprehensive Income (Loss)
(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	March 1, 2014	March 2, 2013	March 1, 2014	March 2, 2013
Net Sales	$32,884	$33,630	$102,577	$105,883
Cost of Sales	23,233	23,720	71,727	74,585
Gross profit	9,651	9,910	30,850	31,298
Selling, general, and administrative expenses	10,537	9,318	31,079	29,695
Gain on disposal of assets	—	—	—	(2)
Operating income (loss)	(886)	592	(229)	1,605
Other (income) expense:
Investment/interest income	(277)	(260)	(797)	(995)
Foreign exchange loss	31	460	123	720
Proceeds from legal settlement	(432)	—	(2,547)	—
Other, net	(21)	3	(36)	(62)
Total other (income) expense	(699)	203	(3,257)	(337)
Income (loss) from continuing operations before income taxes	(187)	389	3,028	1,942
Income tax provision (benefit)	(75)	(197)	530	41
Income (loss) from continuing operations	(112)	586	2,498	1,901
Loss from discontinued operations, net of tax	(420)	(182)	(538)	(472)
Net income (loss)	(532)	404	1,960	1,429
Foreign currency translation gain (loss), net of tax	258	(103)	1,879	1,844
Fair value adjustments on investments	6	9	29	14
Comprehensive income (loss)	$(268)	$310	$3,868	$3,287
Net income (loss) per Common share - Basic:
Income (loss) from continuing operations	$(0.01)	$0.04	$0.18	$0.13
Loss from discontinued operations	(0.03)	(0.01)	(0.04)	(0.03)
Total net income (loss) per Common share - Basic:	$(0.04)	$0.03	$0.14	$0.10
Net income (loss) per Class B common share - Basic:
Income (loss) from continuing operations	$(0.01)	$0.04	$0.16	$0.11
Loss from discontinued operations	(0.03)	(0.01)	(0.03)	(0.03)
Total net income (loss) per Class B common share - Basic:	$(0.04)	$0.03	$0.13	$0.08
Net income (loss) per Common share - Diluted:
Income (loss) from continuing operations	$(0.01)	$0.04	$0.17	$0.12
Loss from discontinued operations	(0.03)	(0.01)	(0.04)	(0.03)
Total net income (loss) per Common share - Diluted:	$(0.04)	$0.03	$0.13	$0.09
Net income (loss) per Class B common share - Diluted:
Income (loss) from continuing operations	$(0.01)	$0.04	$0.16	$0.11
Loss from discontinued operations	(0.03)	(0.01)	(0.03)	(0.03)
Total net income (loss) per Class B common share - Diluted:	$(0.04)	$0.03	$0.13	$0.08
Weighted average number of shares:
Common shares - Basic	11,832	12,292	11,942	12,500
Class B common shares - Basic	2,191	2,740	2,270	2,822
Common shares - Diluted	14,140	15,165	14,335	15,455
Class B common shares - Diluted	2,191	2,740	2,270	2,822
Dividends per common share	$0.060	$0.060	$0.180	$0.180
Dividends per Class B common share	$0.054	$0.054	$0.162	$0.162

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended		Nine Months Ended
	March 1, 2014	March 2, 2013	March 1, 2014	March 2, 2013
Operating activities:
Net income (loss)	(532)	404	1,960	1,429
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	275	218	796	783
Gain on sale of investments	(4)	(5)	(23)	(26)
Loss on disposal of assets	—	18	—	16
Share-based compensation expense	201	81	585	413
Deferred income taxes	62	(8)	(105)	(16)
Change in assets and liabilities, net of effect of acquired businesses:
Accounts receivable	228	1,881	(1,498)	477
Income tax receivable	(319)	(419)	2,789	(228)
Inventories	273	452	133	2,167
Prepaid expenses and other assets	140	102	(134)	(324)
Accounts payable	(940)	(979)	(3,170)	255
Accrued liabilities	(73)	(95)	(2,528)	(295)
Long-term income tax liabilities	175	191	(302)	(126)
Other	13	158	60	348
Net cash provided by (used in) operating activities	(501)	1,999	(1,437)	4,873
Investing activities:
Cash consideration paid for acquired businesses	—	—	(973)	(2,557)
Capital expenditures	(840)	(512)	(1,821)	(1,069)
Proceeds from sale of assets	—	—	—	4
Proceeds from maturity of investments	203,757	30,032	258,289	127,542
Purchases of investments	(197,321)	(6,959)	(248,873)	(82,521)
Proceeds from sales of available-for-sale securities	76	24	152	161
Purchases of available-for-sale securities	(76)	(24)	(152)	(161)
Other	6	—	97	—
Net cash provided by investing activities	5,602	22,561	6,719	41,399
Financing activities:
Repurchase of common stock	—	—	(8,725)	(11,550)
Proceeds from issuance of common stock	13	65	184	148
Cash dividends paid	(829)	(886)	(2,514)	(2,685)
Other	(26)	—	(25)	—
Net cash used in financing activities	(842)	(821)	(11,080)	(14,087)
Effect of exchange rate changes on cash and cash equivalents	255	(234)	956	945
Increase/ (decrease) in cash and cash equivalents	4,514	23,505	(4,842)	33,130
Cash and cash equivalents at beginning of period	92,646	53,518	102,002	43,893
Cash and cash equivalents at end of period	$97,160	$77,023	$97,160	$77,023

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the Third Quarter and First Nine Months of Fiscal 2014 and Fiscal 2013
(in thousands)

By Strategic Business Unit:

Net Sales	QTD		QTD
	FY 2014		FY 2013	% Change
EDG	$24,193		$24,333	(0.6)%
Canvys	8,691		9,297	(6.5)%
Total	$32,884		$33,630	(2.2)%

	YTD		YTD
	FY 2014		FY 2013	% Change
EDG	$75,835		$76,146	(0.4)%
Canvys	26,742		29,737	(10.1)%
Total	$102,577		$105,883	(3.1)%

Gross Profit	QTD		QTD
	FY 2014	% of Net Sales	FY 2013	% of Net Sales
EDG	$7,139	29.5%	$7,407	30.4%
Canvys	2,512	28.9%	2,503	26.9%
Total	$9,651	29.3%	$9,910	29.5%

	YTD		YTD
	FY 2014	% of Net Sales	FY 2013	% of Net Sales
EDG	$23,505	31.0%	$23,337	30.6%
Canvys	7,345	27.5%	7,961	26.8%
Total	$30,850	30.1%	$31,298	29.6%